Exhibit (a)(1)(G)

Summary Regarding Restricted Stock Awards

Restricted Stock 101

What is Restricted Stock?

Stock is ownership of a company. When that stock has limitations on it, it is said to be restricted.

Organizations grant restricted stock for several reasons:

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Recognition. As with all compensation programs, restricted stock should recognize the contributions of associates. Stock compensation is unique in that the reward is partially based on future/potential contributions to Mercury’s success as opposed to cash compensation plans which reward associates based on past or present contribution.

•	Retention. Because the employee does not receive the entire award of restricted stock until the restrictions have been met, restricted stock is a valuable retention tool.

•	Return on Investment. With the adoption of FAS 123(R), companies need different instruments to deliver equity-based compensation that work in up, down, and flat growth periods.

•	Goal Alignment. Many organizations feel that the move to restricted stock provides better alignment of the goals between recipients and the long-term investor.

How does a restricted stock award differ from a stock option grant?

These awards have a few things in common. They both have vesting schedules. They both are forfeited in the event your employment is terminated prior to vesting. The primary difference is that stock options represent the right to purchase stock at a price set when the options were granted. Restricted stock is a grant of actual stock the ownership of which transfers to the recipient on vesting.

Will Mercury issue stock options in the future?

The company may use either restricted stock or stock options or may make grants where associates receive some of each. The decision will be done on a grant-by-grant basis.

How This Affects You

In an exchange of stock options for restricted stock, Mercury will grant a set number of shares. If you elect to participate in the exchange program, you will receive grant documents in the mail shortly following the expiration of the election period and grant of the restricted stock awards. This grant will vest over a three-year period, with one third of the grant vesting on each of the first, second, and third anniversary dates of the grant, subject to your employment by Mercury on each such date.

Tax Treatment: The value of the restricted stock is taxed to the individual as ordinary income on vesting similar to how the spread on nonqualified options also would be taxed as ordinary income on exercise.

Note: Associates can make a Section 83(b) election within 30 days of the date of grant, which is not available in a typical stock option grant. The Summary and Prospectus document that accompanies your award package covers U.S. federal income tax consequences in Section 26 starting on page 12. Mercury recommends that you seek the advice of an accountant or other qualified tax advisor if you wish to consider making an 83(b) election.

During the vesting period, the employee is treated as the owner of the stock with regard to voting rights and dividends; however, the employee may not sell, assign, transfer, or pledge any unvested restricted stock awards.

You should carefully review the Offer to Exchange and the other documents to which the Offer to Exchange refers before making a decision on whether to participate in the exchange program. If you have questions, please contact Maria Sirigos, your HR Manager (Bill Munzert or Bobbi O’Rourke), Craig Saline, or Alex Van Adzin.